SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      -------------------------------------

                                  SCHEDULE 13D

                               (Amendment No. 20)

                    Under the Securities Exchange Act of 1934


                        SPELLING ENTERTAINMENT GROUP INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   847807 10 4
                                 (CUSIP Number)

                            Michael D. Fricklas, Esq.
                                   Viacom Inc.
                                 1515 Broadway
                               New York, NY 10036
                            Telephone: (212) 258-6000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                 March 19, 1999
             (Date of Event which Requires Filing of this Statement)
           ----------------------------------------------------------

            If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
             schedule because of Rule 13d-1(b)(3) or (4), check the
             following box |_|. Check the following box if a fee is
                       being paid with this statement |_|.

CUSIP No. 847807 10 4


(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                 VIACOM INTERNATIONAL INC.
       -------------------------------------------------------------------------
                 I.R.S. Identification No. 13-3844753
       -------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of Group (See Instructions)
       |_|  (a)
                 ---------------------------------------------------------------
       |_|  (b)
                 ---------------------------------------------------------------

(3)    SEC Use Only
                      ----------------------------------------------------------

(4)    Sources of Funds (See Instructions)          WC
                                             -----------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                        --------------------------------------------------------

(6)    Citizenship or Place of Organization         Delaware
                                               ---------------------------------
- --------------
Number of         (7)  Sole Voting Power
Shares                                            ------------------------------
Beneficially      (8)  Shared Voting Power          75,041,881
Owned by                                          ------------------------------
Each              (9)  Sole Dispositive Power
Reporting                                         ------------------------------
Person With       (10) Shared Dispositive Power     75,041,881
--------------                                    ------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                   75,041,881
       -------------------------------------------------------------------------

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)
                                   ---------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11) Approximately 80.72%

(14)   Type of Reporting Person (See Instructions)       CO

CUSIP No. 847807 10 4


(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                 VIACOM INC.
       -------------------------------------------------------------------------
                 I.R.S. Identification No. 04-2949533
       -------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of Group (See Instructions)
       |_|  (a)
                 ---------------------------------------------------------------
       |_|  (b)
                 ---------------------------------------------------------------

(3)    SEC Use Only
                      ----------------------------------------------------------

(4)    Sources of Funds (See Instructions)          WC
                                             -----------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                        --------------------------------------------------------

(6)    Citizenship or Place of Organization         Delaware
                                               ---------------------------------
- --------------
Number of         (7)  Sole Voting Power
Shares                                            ------------------------------
Beneficially      (8)  Shared Voting Power          75,041,881
Owned by                                          ------------------------------
Each              (9)  Sole Dispositive Power
Reporting                                         ------------------------------
Person With       (10) Shared Dispositive Power     75,041,881
--------------                                    ------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                   75,041,881
       -------------------------------------------------------------------------

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)
                                   ---------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11) Approximately 80.72%

(14)   Type of Reporting Person (See Instructions)       CO

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                 SUMNER M. REDSTONE
       -------------------------------------------------------------------------
                 I.R.S. Identification No.
       -------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of Group (See Instructions)
       |_|  (a)
                 ---------------------------------------------------------------
       |_|  (b)
                 ---------------------------------------------------------------

(3)    SEC Use Only
                      ----------------------------------------------------------

(4)    Sources of Funds (See Instructions)          WC
                                             -----------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                        --------------------------------------------------------

(6)    Citizenship or Place of Organization         United States
                                               ---------------------------------
- --------------
Number of         (7)  Sole Voting Power
Shares                                            ------------------------------
Beneficially      (8)  Shared Voting Power          75,041,881
Owned by                                          ------------------------------
Each              (9)  Sole Dispositive Power
Reporting                                         ------------------------------
Person With       (10) Shared Dispositive Power     75,041,881
--------------                                    ------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                   75,041,881
       -------------------------------------------------------------------------

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)
                                   ---------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11) Approximately 80.72%

(14)   Type of Reporting Person (See Instructions)       IN

         This Amendment No. 20 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 7, 1993 by Blockbuster Entertainment Corporation ("BEC"), Blockbuster Pictures Holding Corporation ("Blockbuster"), SEGI Holding Company ("Holding") and Repinvesco, Inc. ("REPI"), as amended (the "Statement"). This Amendment No. 20 is filed with respect to the shares of common stock, par value $.001 per share (the "Common Stock"), of Spelling Entertainment Group Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 5700 Wilshire Boulevard, Los Angeles, California 90036. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 3.  Source and Amount of Funds or other Consideration.

         Item 3 is hereby amended and supplemented as follows:

         The potential purchases of Common Stock reported in this Amendment No. 20 and described in Item 4 would be made using working capital of Viacom International Inc.

Item 4   Purpose of Transaction.

         On March 19, 1999, Viacom Inc. ("Viacom") delivered to the Board of Directors of the Issuer (the "Board") a letter dated March 19, 1999 (the "Proposal Letter") in which Viacom offered to acquire through a cash merger transaction (the "Proposed Transaction") all the issued and outstanding shares of Common Stock not currently owned by Viacom and its subsidiaries for a purchase price of $9.00 per share. Viacom anticipates that upon completion of the Proposed Transaction, Viacom will seek to cause the Common Stock to be delisted from trading on the New York Stock Exchange and to cause the termination of registration of the Common Stock pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Act"). The Proposal Letter is attached hereto as Exhibit 99.3 and is incorporated herein by reference in its entirety.

         On March 19, 1999, Viacom issued a press release relating to the events described above. Such press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference in its entirety.

Item 5.  Interest in Securities of the Issue

         Item 5 is amended and supplemented as follows:

         (a) VIACOM INTERNATIONAL INC. is currently the beneficial owner, with shared dispositive and voting power, of 75,041,881 shares, or approximately 80.72% of the issued and outstanding Common Stock of the Issuer. Viacom International Inc. ("International") became the beneficial owner of such shares on March 31, 1998 pursuant to the merger of Holding with and into its parent, Blockbuster, and the subsequent merger of Blockbuster with and into its parent, International, and certain private purchases.

         (b) VIACOM INC. is currently the beneficial owner, with shared dispositive and voting power, of 75,041,881 shares, or approximately 80.72% of the issued and outstanding Common Stock of the Issuer.

         (c) MR. SUMNER M. REDSTONE is currently the beneficial owner, with shared dispositive and voting power, of 75,041,881 shares, or approximately 80.72% of the issued and outstanding Common Stock of the Issuer.

Item 7.   Material to be filed as Exhibits.


         99.1 Agreement among Viacom International Inc., Viacom Inc. and Sumner M. Redstone pursuant to Rule 13d-1(f)(1)(iii).

         99.3 Proposal Letter, dated March 19, 1999, from Viacom to the Board of the Issuer.

         99.4     Press Release issued by Viacom on March 19, 1999.

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


March 19, 1999                            VIACOM INTERNATIONAL INC.

                                          By:  /s/  Michael D. Fricklas
                                               ------------------------------
                                               Name:  Michael D. Fricklas
                                               Title: Senior Vice President

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


March 19, 1999                            VIACOM INC.


                                          By:  /s/  Michael D. Fricklas
                                               ------------------------------
                                               Name:  Michael D. Fricklas
                                               Title: Senior Vice President,
                                                      General Counsel

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



March 19, 1999                           By:                *
                                              ------------------------------
                                              Sumner M. Redstone,
                                              Individually





*By: /s/  Philippe P. Dauman
     -------------------------
     Philippe P. Dauman
     Attorney-in-Fact under the
     Limited Power of Attorney
     filed as Exhibit 99.2 to the
     Statement, Amendment No. 11

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.       Description
- -----------       -----------


       99.1 Agreement among Viacom International Inc., Viacom Inc. and Sumner M. Redstone pursuant to Rule 13d-1(f)(1)(iii).

       99.3 Proposal Letter, dated March 19, 1999, from Viacom to the Board of the Issuer.

       99.4       Press Release issued by Viacom on March 19, 1999.